September 23, 2025

Kelly Dvorak
Chief Legal Officer
Bank First Corporation
402 North 8th Street
Manitowoc, WI 54220

       Re: Bank First Corporation
           Registration Statement on Form S-4
           Filed September 12, 2025
           File No. 333-290230
Dear Kelly Dvorak:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Mark Kanaly